SCIO Diamond Technology Corporation
411 University Ridge, Suite D
Greenville, South Carolina 29601
 (864) 751-4880

April 13, 2012

VIA EDGAR AND EMAIL
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Linda Cvrkel, Branch Chief

Re:           SCIO Diamond Technology Corporation
Form 10-K for the Year Ended March 31, 2011
Filed June 21, 2011
Form 10-Q for the Quarter Ended December 31, 2011
Filed February 14, 2012
File No. 333-147959

Ms. Cvrkel:

On behalf of SCIO Diamond Technology Corporation (the “Company”), this letter responds to the letter dated March 2, 2012 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2011 and the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011.  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.  As requested, we will comply with all of the additional disclosures in future filings with the Staff.

Comment Letter dated March 2, 2012

Form 10-K for Fiscal Year Ended March 31, 2011

Item 1. Business, page 3

1.      The disclosure in this section reads as if you are registering an offering of securities rather than filing an annual report. We note several instances where disclosure is repeated from your Form S-1 declared effective in 2010.  Form 10-K is not intended to be a blank form to be filled in.  Please confirm that in future filings the Business section will describe the state of your business as of the period covered by the report. Refer to General Instruction C.(1)-(2) to Form 10-K.

Response:                           The Company confirms that it will provide a description of the state of the Company’s business for the period covered by the report in the Business section of all future filings.

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Item 7. Management’s Discussion and Analysis, page 15

2.      Please confirm that in future filings you will clarify in the introductory paragraph that forward looking statements made by penny stock issuers are excluded from the safe harbor in Section 21E of the Securities Exchange Act of 1934.

Response:                           The Company confirms that, for so long as these provisions apply to the Company, it will include this statement in future filings.

Signatures, page 25

3.      In future filings, please include the signature of your principal accounting officer or controller in the second signature block. To the extent a person signs the report in more than one capacity, each capacity in which the person serves should be identified. Refer to General Instruction D.(2)(a)-(b) to Form 10-K.

Response:                           The Company confirms that in future filings it will include the signature of the principal accounting officer or controller in the second signature block and that, to the extent a person signs the report in more than one capacity, it will identify each capacity in which the person serves.

Form 10-Q for Quarter ended December 31, 2011

Statement of Cash Flows, page F-4

4.      We note that the cash flows from financing activities section includes $136,274 of proceeds from Apollo payable net of repayments. Please explain to us and disclose in the notes to the financial statements the nature and terms of this transaction. As it appears that this amount represents the remaining amount of the note payable issued in connection with the Apollo Diamond asset purchase agreement, we are unclear as to why it is reflected as a “cash inflow” in the statement of cash flows.

Response:
This is a classification error which resulted from and is related to the classification error evident in the $2 million use of cash noted in Comment 6 below regarding the asset purchase.  Please note that the text of Note 3 correctly describes the transactions.  The asset purchase was made with a combination of cash and a note payable.  At December 31, 2011, the remaining balance of the note payable was $136,274, and this was reflected correctly on the balance sheet.  In the investing activities on the statement of cash flows, the amount of Apollo assets purchased will be updated to be ($1,000,000), and a non-cash transaction of ($1,000,000) for fixed assets purchased with a note payable will be disclosed in the statement.  In the financing activities on the statement of cash flows, proceeds from Apollo payable net of repayment will be updated to say payments on Apollo note payable in the amount of ($863,726).  These errors will be corrected in all future filings.

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Notes to the Financial Statements

Note 2. Asset Purchase, page 13

5.      We note your disclosure that on August 31, 2011 you completed a purchase of certain assets from Apollo Diamond for $2 million. Please tell us and disclose in future filings, how you determined or calculated the value attributed to the patent asset. Also, tell us the nature and amount of major asset classes included in property plant and equipment and for both the property, plant and equipment assets and the patent asset, please tell us and disclose in the notes to the financial statements the useful life of each of the assets and the method of depreciation or amortization. Additionally, please tell us why you believe this was an acquisition of assets rather than an acquisition of a business.

Response:

The Company completed its acquisition of certain assets from Apollo Diamond Inc. (“Apollo Diamond”) on August 31, 2011.  The assets included certain intellectual property, diamond growing machines, and related equipment. The purchase price consisted of cash in an amount of $1,000,000 and a $1,000,000 promissory note bearing interest at 4.00% annually and due and owing in full on September 1, 2012 .

The following table reflects our preliminary purchase price allocation of the assets:

Property, Plant and Equipment	$ 1,750,000
Patents	$250,000
Total identifiable Assets Acquired	$2,000,000

This purchase price allocation was based on estimates of fair values of the assets as determined by management based on representations by seller with regard to cost, replacement value and condition of assets.  None of these could be confirmed at time of purchase or even in full through 12/31/11 as the Company worked to sort through the assets.

As noted in our Form 10-Q for the period ended December 31, 2011, the purchase price allocation will remain preliminary until the Company completes a third-party valuation currently underway and determines the fair value of the assets acquired.  The final amounts allocated to the assets acquired could differ significantly from the preliminary recorded amounts.

The major asset class included in property, plant and equipment is manufacturing equipment. The Company had no accurate listing of the physical assets purchased nor knowledge of their condition at the time of purchase.  As of 12/31/11 and up to the date of this letter, these assets had not been placed in service pending their refurbishment and move to Company facilities.  The patent asset includes patents issued and patent applications, software and trademarks.

On August 31, 2011, the Company acquired Apollo Diamond’s diamond growing machines and intellectual property.  We believe that the acquisition of these assets from Apollo Diamond was not the acquisition of a "business" within the definition set forth in Rule 11-01(d) for the reasons described below.

For purposes of this analysis, under Rule 11-01 of Regulation S-X (“Rule 11-01”), the term “business” is evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the acquisition so that the disclosure of prior financial information of the acquired business is material to an understanding of future operations.

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Rule 11-01(d) also provides several attributes that should be considered in this determination, including:

•	Whether the nature of the revenue-producing activity will generally remain the same after the acquisition.

•
Whether any of the following attributes will remain after the acquisition: the facilities, employee base, market distribution system, sales force, customer base, operating rights, production techniques, or trade names.

We understand that the SEC staff’s analysis of whether an acquisition meets the definition of a business focuses primarily on whether the nature of the revenue-producing activity generally remains the same after the acquisition.  If the revenue-producing activity continues after the acquisition, it is presumed that a business was acquired and that prior financial information would be relevant to the understanding of future operations.

In our case, it is our understanding that Apollo Diamond had not had any substantive  revenue-producing activity since early 2009, more than a full two years before we acquired certain of Apollo Diamond's remaining assets.  Apollo Diamond was originally founded in 1990 with the goal of developing and perfecting two advanced semiconductor materials, gallium nitride (now used in light emitting diodes) and diamonds. From 2000 onward, Apollo Diamond focused solely on diamonds and developing a process by which large, single crystal diamonds could be grown in a controlled laboratory environment. Apollo Diamond was not successful in commercially producing its products and effectively ceased substantive operations in 2009.  In 2010, Apollo Diamond essentially ceased all revenue related activity, and laid off all but one of its employees (who was retained primarily for the purpose of liquidating the company's remaining inventory).  In 2011, Apollo Diamond was evicted by its landlord from its facilities.  At such time, Apollo Diamond's landlord moved the company's assets into a locked warehouse facility.  We could not even inspect the assets that we acquired until after the purchase when we had paid back rent to the landlord.  We reported that we acquired substantially all the assets of Apollo Diamond because Apollo Diamond represented to us that this was the case, but because Apollo was out of business and the assets were not available for inspection, we were in fact simply buying tangible assets that remained in a warehouse and intellectual property related to Apollo Diamond's diamond growing machines.  The Company has had to expend considerable resources refurbishing much of the purchased equipment due to its state of disrepair after many months in poor storage conditions in Massachusetts.

Given that Apollo Diamond was essentially a defunct entity and had had no substantive revenue-producing activity for at approximately 18 months prior to our acquisition of the assets stored in this warehouse, there has been no continuity of Apollo's operations after the acquisition, and therefore no disclosure of any prior financial information of Apollo would be material to an understanding of our future operations.

The Company did not seek out Apollo Diamond or its business as a going concern and did not intend to succeed to Apollo Diamond’s business.  Rather, the Company was interested in acquiring Apollo Diamond’s diamond growing machines and intellectual property as the first step in an overall plan to build a new business.

In considering the remaining facts and circumstances tests cited in Rule 11-01 to determine whether there is sufficient continuity in the acquired components of Apollo Diamond’s operations so that the disclosure of prior financial information of Apollo Diamond is material to an understanding of the Company's future operations, the Company has analyzed the following attributes with respect to Apollo Diamond’s business prior to the transaction and the Company’s business going forward:

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Employee base / Sales force:

Senior Management

There is no overlap whatsoever in the executive management team of the Company, on the one hand, and the executive management team that had been in place at Apollo Diamond before it went out of business, on the other hand.  The Company is managed by a newly assembled executive management team and no member of this executive management team was previously employed or affiliated with Apollo Diamond.

Board of Directors

There is no overlap whatsoever in the board of directors of the Company, on the one hand, and the board of directors that had been in place at Apollo Diamond before it went out of business, on the other hand.

Other Employees

The Company currently has 6 employees.  Only two of these employees had previously been employed by or worked with Apollo Diamond.  Apollo Diamond had laid off one of these employees in 2009 and the other in 2010, so neither was currently employed by Apollo Diamond at the time of the acquisition.

Customer base

The Company does not yet have any customers, and Apollo Diamond has not had any customers since approximately 2010.  No customer (or vendor) contracts were assumed by the Company.

Operating rights

Apollo Diamond had thirteen patents (10 US [9 issued; 1 claim allowed]; 1 Australian; 2 China) related to its technology with approximately 40 domestic and foreign patents pending.  All of the patents, patents pending and intellectual property of Apollo Diamond were assigned to the Company as part of the acquisition.

Physical facilities

The Company leases office space at locations in Hudson, Massachusetts and Greenville, South Carolina. Neither of these facilities was previously used by Apollo Diamond.  There is absolutely no overlap in physical facilities between Apollo Diamond and the Company. The Company's headquarters and primary production facility is in Greenville, South Carolina.  Apollo Diamond has never had any operations in South Carolina.

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Trade names

The Company does not use any trade names that were previously used by Apollo Diamond.

For the reasons described above, we believe that the acquisition of assets from Apollo Diamond was not the acquisition of a "business" within the definition set forth in Rule 11-01(d).

Note 3. Note Payable, page 13

6.      We note your disclosure that under the terms of the Asset Purchase Agreement with Apollo Diamond, Inc, you shall pay $1 million as stipulated between the Parties and a $1 million promissory note bearing interest at 4% annually.  In light of the fact that it appears that this promissory note was initially recorded on the balance sheet and as of December 31, 2011 $136,274 remains outstanding, please tell us why the statement of cash flows indicates that $2 million was paid in cash for the purchase of Apollo assets as of September 30, 2011.

Response:                           Please see the Company’s response to Comment 4 above. This was a misclassification which will be corrected in future filings.   The note in the original amount of $1,000,000 has been paid down to $136,274.

Note 4. Capital Stock, page 13

7.      We note your disclosure that during the quarter ended September 30, 2011 you issued 13 million shares of common stock for the purchase of the name “Scio Diamond Technology Corporation.” Please tell us how you accounted for this transaction, including how you valued the shares of stock issued. Also, in light of the fact that it appears that you have recorded an intangible asset related to this acquired name, please explain to us how you determined the value of the intangible asset recorded and tell us and disclose in the notes to the financial statements, the useful life of the intangible that will be used for amortization purposes.

Response:                           We acquired the name “Scio Diamond Technology Corporation" in exchange for 13 million shares valued at $.02 per share for a total purchase price of $260,000.  At the time of the purchase of the name "Scio Diamond Technology Corporation," the Company had no revenues or operations, its book value per share was negative, on the cover page of the Company's Form 10-K filed June 21, 2011the Company used an estimated market value per share of $0.01 (pre-split), which value was computed by reference to the $.01 price (pre-spit) of the last private placement of common equity prior to such filing, and the 13,000,000 shares issued were restricted, so we believe that the value ascribed to the shares as of the date of the transaction was reasonable.  This transaction is reflected in the Statement of Stockholders Equity as well as the Statement of Cash Flows as a non-cash transaction.  The value recorded for the intangible asset reflects the purchase price of that asset.  The useful life of the intangible asset is deemed to be indefinite~~.~~

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Note 5. Other Income, page 14

8.      We note from your disclosure on the face of your statement of operations that in the three months ended December 31, 2011 you recognized $134,200 of other income. We also note your disclosure in Note 5 that during this quarter you sold property and equipment from the Apollo acquisition for a total of $134,200. Please explain to us how you calculated or determined the amount of other income to recognize in this transaction. As part of your response, please tell us the amount of the carrying value of the equipment sold in this transaction and the amount of cash received. In light of the fact that the property and equipment acquired from Apollo was recorded at the time of acquisition, in August 2011, we would expect that these assets would have some value attributable to them immediately prior to the sale. Also, your statement of cash flows should be revised to reflect the proceeds received for the sale of property and equipment as an investing transaction.

Response:                           The amount of Other Income is equal to the cash consideration paid when we sold these assets.  The carrying value was based on estimates of fair values of the assets as determined by management based on representations by seller with regard to cost, replacement value and condition of assets.  None of these could be confirmed at time of purchase or even in full through 12/31/11 as the Company worked to sort through the assets.

As noted in our Form 10-Q for the period ended December 31, 2011, the purchase price allocation will remain preliminary until the Company completes a third-party valuation currently underway and determines the fair value of the assets acquired.  The final amounts allocated to the assets acquired could differ significantly from the preliminary recorded amounts.

Item 4. Controls and Procedures, page 18

9.      We note that the Form 10-Q for the quarters ended December 31, 2011, September 30, 2011, and June 30, 2011 all disclose that management concluded that your disclosure controls and procedures were effective as of the end of the reporting periods. In light of the fact that the Form 10-K for the year ended March 31, 2011 disclosed that both disclosure controls and procedures and internal controls and procedures were not effective, please tell us the nature of the changes that you have made to these disclosure controls and procedures during the 2012 quarters in order to conclude that they are effective as of June 30, 2011, September 30, 2011, and December 31, 2011. As part of your response, please identify the nature of any material weaknesses that contributed to the ineffective conclusion at March 31, 2011.

Response:
Current management has attempted to review the policies and procedures of the Company's prior management through discussions with prior management as well as the prior auditor.  After considerable effort, current management was unable to determine the nature of the changes in disclosure controls or internal control over financial reporting and the effectiveness of those controls or the nature of any material weaknesses that contributed to the ineffective conclusion at March 31, 2011.

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Form 8-K furnished January 6, 2012

10.      We note your disclosure in Exhibit 99.2 of your Form 8-K furnished on January 6, 2012, that in August 2011 you consummated a reverse merger into a publicly traded shell, Crossbow Holdings Corp. However, it does not appear from your disclosures in your Form 10-Q for the quarter ended September 30, 2011 that there was a reverse merger transaction. Please explain to us, and disclose in the notes to your financial statements, the nature of any reverse merger transaction that occurred, including the number of shares issued in the transaction and how you accounted for the transaction in your financial statements.

Response:                           The disclosure in Exhibit 99.2 of Form 8-K furnished on January 6, 2012 erroneously stated that the Company consummated a reverse merger.  This statement was incorrect and was a result of our new chief executive officer drafting a letter as a layperson without an understanding of the legal import and distinction between the asset acquisition that transpired and a reverse shell merger.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at (864) 751-4883.

Sincerely,

/s/ Charles G. Nichols
Charles G. Nichols
Chief Financial Officer

cc:           Joseph D. Lancia, Chief Executive Officer
Edward S. Adams, Chairman of the Board

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